Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400
Allied Healthcare Net Falls
On Manufacturing Delays
ST. LOUIS, MAY 12, 2008 — Allied Healthcare Products, Inc. (NASDAQ: AHPI) reported today that its net income for the third quarter ending March 31 fell 64 percent, from about $278,000 last year, or 4 cents per share, to about $100,000 in the current quarter, or 1 cent per share.
     Sales for the third quarter increased by about $240,000 compared to the third quarter of the prior year. However, higher material and labor costs this fiscal year eroded margins and profits for the quarter.
     For the first three quarters of the 2008 fiscal year ending March 31, Allied net income fell about 75 percent, from about $772,000 last year, or 10 cents per share, to about $193,000, or 2 cents per share this year.
     Customer orders for the first three quarters of fiscal 2008 remained essentially flat compared to the previous period. However, actual sales declined by about $784,000, or about 1.8 percent, primarily because manufacturing delays slowed Allied shipments of some customer orders.

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     Allied’s manufacturing problems led to eroded profit margins and reduced net income. Higher material and labor costs also pressured margins and net income. Allied was able to achieve a modest price increase of 0.8 percent. But that price relief could not offset the combined effects of manufacturing delays and higher costs.
     Planned cost reduction efforts began to show positive effects in the last quarter, said Earl Refsland, Allied president and chief executive officer. The company will lower costs by bringing production of some products in house, he said. New investment in equipment is planned to help resolve the manufacturing throughput problem and reduce the cost of machined components.
     Allied Healthcare Products, Inc. is a leading manufacturer of respiratory care products, medical gas equipment and emergency medical products used in a wide range of alternate care settings.
“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.” Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.
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